Exhibit 3

Rupert Ireland

1515 7th Street, Suite 59

Santa Monica, CA 90401

June 26, 2014

Mr. Daniel M. Ferris

311 N. Robertson Blvd

Beverly Hills, CA 90211

Re: Lock-Up Agreement

Dear Mr. Ferris:

Rupert Ireland, as the buyer (“Ireland”), and Mr. Daniel M. Ferris, as the seller (“Ferris”), have entered into a Stock Purchase Agreement dated June 20, 2014 (the “Purchase Agreement”), providing for the purchase of 28,000,000 shares (the “Shares”) of common stock, par value $0.001 (“Common Stock”), of Virtus Oil & Gas Corp. The Shares are collectively referred to herein as the “Securities.”

Ireland hereby agrees that, without the prior written consent of Ferris, he will not, during the period commencing on the date hereof and ending on June 26, 2016 (such period, the “Lock-Up Period”), enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

The restrictions on trading or sales activity during the Lock-Up Period, as set forth herein, are referred to as the “Lock-Up”. Notwithstanding anything to the contrary set forth herein, Ferris agrees that the Lock-Up shall be waived, and Ireland may engage in a potential sale of shares in order to secure further funding or partnerships to benefit Virtus Oil & Gas Corp. or to secure a loan in order to repay the Promissory Note issued by Ireland, payable to the order of Ferris. In either instance, written permission must be obtained from Ferris, prior to any transaction taking place.

Ireland confirms that this Lock-Up Agreement is irrevocable and shall be binding. This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas.

Very truly yours,

/s/ Rupert Ireland

Name: Rupert Ireland